SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                          Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                                      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
Notice of a change in the share capital of Enel S.p.A.
Notice relating to trading of Enel shares by Senior Management
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:
-	Press Release dated February 1, 2006;

-	Notice of a change in the share capital of Enel S.p.A. dated January 27, 2006;

-	Notice relating to trading of Enel shares by Senior Management dated January 23, 2006.

Press Release
ENEL ANNOUNCES PRELIMINARY CONSOLIDATED RESULTS FOR 2005
•	Revenues: 34 billion euro (31 billion euro in 2004, +9.7%)

•	EBITDA: over 7.7 billion euro (7 billion euro in 2004, net of stranded costs +10%; including stranded costs 8.1 billion euro, -4.9%)

•	Net financial debt: 12.3 billion euro (24.5 billion euro in 2004, -49.8%)
***
The balance sheet data as of December 31, 2005 exclude the value of assets sold during the year (Terna and Wind). The income statement figures mentioned below do not take into account — in either 2004 or 2005 — any profits or losses generated by these companies prior to their date of sale (recognized as discontinued operations) as well as any capital gains for Enel related to their sale and posted in 2004 and 2005.
Rome, February 1, 2006 — The Board of Directors of Enel, chaired by Piero Gnudi, met today to review the preliminary consolidated results for 2005.
Revenues amounted to 34 billion euro, an increase of 9.7% over the 31 billion euro in 2004. The growth was largely due to sales of electricity by the Group’s generation companies and Enel SpA to the Power Exchange and the Single Buyer. Until March 2004, such electricity was sold directly to Group distribution companies and the related revenues and costs were eliminated from the consolidated accounts.
EBITDA came to over 7.7 billion euro posting an increase of 10% compared with 7 billion euro achieved in 2004 net of stranded costs reimbursement recorded the same year. Including this item of 1.1 billion euro, 2004 EBITDA totalled 8.1 billion euro.
Net financial debt stood at 12.3 billion euro at the end of 2005 (24.5 billion euro at the end of 2004), declining sharply (-49.8%). The significant reduction is mainly attributable to the sale of Enel’s controlling stakes in Terna and Wind and the resulting deconsolidation of the related debt.
Group employees at the end of 2005 numbered 51,778 (50,781 at the end of 2004 excluding Terna and Wind), 3,598 of whom are employed by the Romanian companies, Electrica Banat and Electrica Dobrogea, acquired during 2005. On an unchanged scope of consolidation basis, employees totalled 48,180, a reduction of 2,601 units.
Commenting on the figures, Enel’s CEO, Fulvio Conti, said: “I am highly satisfied with our excellent 2005 results, which showed growth in profitability compared with 2004 partly thanks to the contribution of our international operations. The efficiency plans and cost-containment measures undertaken will continue to have a positive impact in 2006, for which we expect even stronger results.”
In 2005, Enel generated 112 TWh of electricity in Italy (126 TWh in 2004), distributed 251 TWh over its own network (as in 2004) and sold 148 TWh (158 TWh in 2004). At the end of 2005, Enel had 2,143,000 gas customers (177,000 more than at year-end 2004).
In 2005, Enel generated 13.6 TWh of electricity abroad (12.3 TWh in 2004) and distribution companies sold 8.1 TWh (4.5 TWh in 2004).

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between January 2, 2006 and January 13, 2006 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between January 2, 2006 and January 13, 2006 a total of 81,600 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004. The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004. The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on January 27, 2006.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each
Total	6,157,153,246	6,157,153,246	1 Euro	6,157,071,646	6,157,071,646	1 Euro

Of which:	6,157,153,246	6,157,153,246	1 Euro	6,157,071,646	6,157,071,646	1 Euro
Ordinary shares
(rank for dividend pari passu: January 1, 2005) current coupon number 7

Notice relating to trading of Enel shares by Senior Management
Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006
Disclosure:            periodic            immediate            delayed

Declarer: Andrea Brentan	Title: Head of International Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]
January 23, 2006	S	AZO Enel	IT0003128367	75,000	€ 6.242	€ 468,150.00	Exercise of stock options
January 23, 2006	V	AZO Enel	IT0003128367	75,000	€ 6.885	€ 516,375.00	Market transaction
				Sub-TOTAL (A) [4]		€ 984,525.00
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual			Potential
		Financial			financial	investment/disinvestment			investment/disinvestment
Date	Transaction [5]	instrument[6]	Category [7]	ISIN code	instrument [8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features[9]
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B) [10]			0
TOTAL (A) + (B) € 984,525.00

[1]	Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[2]	Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preferred shares;

AZR = saving shares;

OBCV = convertible bonds;

O = other, in which case specify the financial instrument.

Also indicate the company that issued the financial instrument involved in the transaction.

[3]	Indicate the kind of action from which the transaction derives:

-market transaction;

-off-market transaction;

-conversion of convertible bonds;

-exercise of stock options or preemptive rights;

-exercise of warrants;

-exercise of derivative instruments or covered warrants;

-other, in which case specify.

[4]	Indicate the total amount of the transactions listed in the form.

[5]	Indicate the kind of transaction:

A = Purchase;

V = Sale;

O = other, in which case specify.

[6]	Indicate the kind of derivative financial instrument involved in the transaction:

W = warrants;

OPZ = options;

PR = traditional option contracts;

CW = covered warrants;

O = other, in which case specify.

[7]	Indicate the category of derivative financial instrument involved in the transaction:

C = call;

P = put;

O = other, in which case specify.

[8]	Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

[9]	Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: February 1, 2006